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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

INPHONIC, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45772G 10 5
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures

528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		5,572,041 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,572,041 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,572,041 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)     Includes warrants exercisable for 575,652 shares of common stock. Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV IV Strategic Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		207,773 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		207,773 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

207,773 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)     Includes warrants exercisable for 21,466 shares of common stock. Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IV, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		5,779,814 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,779,814 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,779,814 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A)     Includes warrants exercisable for 597,118 shares of common stock. Please see Item 5.

1	NAMES OF REPORTING PERSONS: Jay C. Hoag

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		30,147 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,779,814 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,809,961 SHARES OF COMMON STOCK (A) (B)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,809,961 SHARES OF COMMON STOCK (A) (B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)	Includes options issued under the Issuer’s 1999 Stock Incentive Plan and held directly by Reporting Person that can be exercised within 60 days for a total of 7,667 shares of common stock and 22,480 shares issued under the Issuer’s 2004 Equity Incentive Plan that are subject to rights of repurchase. Please see Item 5.

(B)	Includes warrants exercisable for 597,118 shares of common stock. Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,779,814 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,779,814 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,779,814 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)     Includes warrants exercisable for 597,118 shares of common stock. Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of InPhonic, Inc., a Delaware corporation (“InPhonic” or the “Company”). The Company’s principal executive offices are located at InPhonic, Inc., 1010 Wisconsin Avenue, Suite 600, Washington, DC 20007.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1 and is incorporated by reference herein.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Please refer to Item 3 of the Reporting Person’s initial statement on Schedule 13D with respect to the Company’s securities, filed on November 24, 2004, as amended.
ITEM 4. PURPOSE OF TRANSACTION.
The sale of the shares was made as part of the Reporting Persons’ ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on May 11, 2006, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Kimball owned, directly and indirectly, an aggregate of 5,809,961 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (a)

TCV IV	5,572,041	15.3%

Strategic Partners IV	207,773	Less than 1%

Management IV	5,779,814	15.9%

Mr. Hoag	5,809,961	15.9%

Mr. Kimball	5,779,814	15.9%

(a) all percentages in this table are based on the 35,835,157 shares of Common Stock of the Company outstanding as of April 28, 2006, as reported on the Company’s Form 10Q filed with the Securities and Exchange Commission on May 10, 2006.
Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Each of the TCV IV Funds has the sole power to direct the voting of its respective shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV as the sole general partner of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV may be deemed to have the sole power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shared power to direct the vote of the shares held by the TCV IV

Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Mr. Hoag has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the 22,480 shares issued under the Company’s 2004 Equity Incentive Plan that he owns directly and the sole power to direct the vote of the shares received upon exercise of his options and the 22,480 shares issued under the Company’s 2004 Equity Incentive Plan that he owns directly. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). On May 11, 2006, the Reporting Persons sold the following shares in market transactions:

Reporting Person	Date Sold	Number of Shares	Price Per Share
TCV IV	5/11/06	1,768,126	$8.40
Strategic Partners IV	5/11/06	65,931	$8.40

On March 22, 2006, Mr. Hoag was granted 15,480 shares of restricted stock under the Company’s 2004 Equity Incentive Plan. Those shares are subject to repurchase rights which lapse as to 10,836 shares on March 22, 2007 and as to 4,644 shares on March 22, 2008.
Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in Reporting Person’s initial statement on Schedule 13D with respect to the Company’s securities, filed on November 24, 2004, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 2	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 3	Form of E Warrant and E2 Warrant (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 4	Form of Contingent Warrant and Contingent Warrant 2 (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 5	SPA Form 1 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 6	Exchange of Equity Agreement dated June 12, 2003 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 7	SPA Form 2 (incorporated by reference from Exhibit 7 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 8	SPA Form 3 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 9	SPA Form 4 (incorporated by reference from Exhibit 9 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 10	SPA Form 5 (incorporated by reference from Exhibit 10 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 11	Seventh Amended and Restated Investors’ Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 12	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 16, 2006
TCV IV, L.P.
By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER
MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
/s/ Carla S. Newell

By: Carla S. Newell, Authorized Signatory
RICHARD H. KIMBALL
/s/ Carla S. Newell

By: Carla S. Newell, Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 2	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 3	Form of E Warrant and E2 Warrant (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 4	Form of Contingent Warrant and Contingent Warrant 2 (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 5	SPA Form 1 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 6	Exchange of Equity Agreement dated June 12, 2003 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 7	SPA Form 2 (incorporated by reference from Exhibit 7 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 8	SPA Form 3 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 9	SPA Form 4 (incorporated by reference from Exhibit 9 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 10	SPA Form 5 (incorporated by reference from Exhibit 10 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 11	Seventh Amended and Restated Investors’ Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 12	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)